Hammerhead Energy Inc. announces amendments to its substantial issuer bid

CALGARY, ALBERTA - May 19, 2023 - Hammerhead Energy Inc. ("Hammerhead" or "HEI") (TSX: HHRS, HHRS.WT ; NASDAQ: HHRS, HHRSW) announced today that that it has effected certain amendments to its previously announced substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its warrants to purchase Class A common shares of Hammerhead (the "Warrants") at a purchase price of US$1.00 per Warrant.

On May 19, 2023, Hammerhead filed with the United States Securities and Exchange Commission (the "SEC") Amendment No. 1 (the "Schedule TO-I/A") to the Tender Offer Statement on Schedule TO of Hammerhead reflecting certain amendments to the offer to purchase (the "Offer to Purchase") and accompanying issuer bid circular (the "Circular") of Hammerhead dated April 27, 2023. The Schedule TO-I/A amends and supplements the Tender Offer Statement on Schedule TO filed by Hammerhead with the SEC on April 28, 2023 (the "Schedule TO"). Hammerhead announces that it is varying the terms of the Offer to reflect and incorporate the amendments to the Offer to Purchase and Circular set forth in the Schedule TO-I/A.

The Offer remains otherwise subject to the terms and conditions set forth in the Schedule TO and the Offer to Purchase and Circular, as amended by a notice of variation dated as of today's date (the "Notice of Variation"). Hammerhead will be mailing the Notice of Variation to all registered holders of the Warrants and the Notice of Variation will also be available on Hammerhead's profiles on SEDAR and EDGAR (at www.sedar.com and www.sec.gov). Holders of Warrants ("Warrantholders") are urged to review these documents carefully as they contain important details with respect to the Offer and the procedures that Warrantholders must follow in order to properly tender their Warrants.

The expiration date of the Offer is not being extended at this time. The Offer will continue to expire at 5:00 p.m. (Eastern Daylight Time) on June 2, 2023, unless withdrawn, extended or varied by Hammerhead.

Hammerhead has retained Computershare Investor Services Inc. ("Computershare") to act as depositary for the Offer. Any questions or requests for information may be directed to Computershare at 1 (800) 564-6253 (Toll Free within North America) or 1 (514) 982-7555 (outside North America).

None of Hammerhead, its Board of Directors, or Computershare makes any recommendation to any Warrantholder as to whether to deposit or refrain from depositing Warrants under the Offer. Warrantholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions whether to deposit Warrants under the Offer, or how many Warrants to deposit.

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Warrants. The solicitation and the Offer will only be made pursuant to the Offer documents filed with securities regulatory authorities, including the Schedule TO (as amended by the Schedule TO-I/A), including the Offer to Purchase and Circular, a letter of transmittal and related documents, filed by Hammerhead with the SEC, and the separate Offer to Purchase and Circular (as amended by the Notice of Variation), a letter of transmittal and related documents filed by Hammerhead with applicable securities regulatory authorities in Canada. The Offer will not be made to, nor will tenders of Warrants be accepted from or on behalf of, holders of Warrants in any jurisdiction in which the making or acceptance of offers to sell Warrants would not be in compliance with the laws of that jurisdiction. WARRANTHOLDERS ARE STRONGLY URGED TO CAREFULLY READ THE SCHEDULE TO (AS AMENDED BY THE SCHEDULE TO-I/A), THE OFFER TO PURCHASE AND CIRCULAR (AS AMENDED BY THE NOTICE OF VARIATION), THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Warrantholders may obtain free copies of the Offer to Purchase, the Circular, the letter of transmittal, the Notice of Variation and related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or with applicable Canadian securities regulatory authorities under Hammerhead's profile on SEDAR at www.sedar.com (in each case, when available). Warrantholders may also obtain those materials from Computershare, the depositary for the Offer. Warrantholders are urged to read those materials and evaluate carefully all information related to the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Warrants pursuant to the Offer.

About Hammerhead Energy Inc.

HEI is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., a wholly owned subsidiary of HEI, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Forward Looking Statements

Statements of future events or conditions in this news release, including projections, expectations and estimates are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, expect, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this news release include, but are not limited to, the terms and conditions of the Offer; references to the aggregate number of Warrants to be purchased for cancellation under the Offer; and the timing for expiration of the Offer.

Such forward-looking statements reflect the current views of HEI with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the impact of general economic and business conditions; commodity prices; foreign exchange rates and general market conditions; environmental risks; the ability of HEI to execute its business plan; pricing pressures and supply and demand in the oil and gas industry; general political and economic instability (including the ongoing Russian-Ukraine conflict); Hammerhead's expectations that the Offer will be funded by drawing on existing credit facilities; Hammerhead continuing to have sufficient capital resources and working capital following the completion of the Offer; risk that the conditions to completion of the Offer are not satisfied; and the anticipated benefits of the Offer. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forward-looking statements contained in this news release, HEI has made assumptions regarding, among other things: conditions in general economic and financial markets; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; timing and amount of net expenditures; that Hammerhead will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; the expiration date of the Offer; ability to meet the conditions of the Offer; and that Hammerhead will be able to draw on its existing credit facilities to fund the Offer.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Hammerhead. Hammerhead's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. These forward-looking statements are made as of the date of this news release and Hammerhead undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.